UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

____________________________________

ACTIONS SEMICONDUCTOR CO., LTD
(Name of Subject Company (Issuer))

ACTIONS SEMICONDUCTOR CO., LTD
(Names of Filing Persons (Issuer and Offeror))

____________________________________

ORDINARY SHARES, PAR VALUE $0.000001 PER SHARE

AMERICAN DEPOSITARY SHARES

 (Title of Class of Securities)

00507E107
(CUSIP Number of Class of Securities)

____________________________________

I-Hung (Nigel) Liu, Chief Financial Officer

No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone

Zhuhai, Guangdong, 519085

The People’s Republic of China

Telephone: +86-756-339-2353

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

____________________________________

With copies to:

Eva H. Wang, Esq. Eric X. Yao, Esq. Fenwick & West LLP Room 907, Kerry Parkside 1155 Fang Dian Road Pudong, Shanghai 201204 The People’s Republic of China +86-21-8017-1200	William L. Hughes, Esq. Jen J. Huang, Esq. Fenwick & West LLP 555 California Street San Francisco, California 94104 (415) 875-2300

____________________________________

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$28,000,000	$3,607
(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount assumes the purchase of 60,000,000 ordinary shares, $0.000001 par value per share (the “Shares,” including Shares represented by American Depositary Shares, each representing six Shares (the “ADSs”)), at the maximum purchase price of $7/15 per Share (or $2.80 per ADS).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,607	Filing Party:
Form or Registration No.: Schedule TO	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2014 (the “Schedule TO”), and relates to the offer by Actions Semiconductor Co., Ltd, an exempted company incorporated under the laws of the Cayman Islands (the “Company,” “we,” “our” or “us”), to purchase for cash up to 60,000,000 of its ordinary shares, $0.000001 par value per share (the “Shares”) (including Shares represented by American Depositary Shares (the “ADSs”)), at a purchase price not greater than $7/15 per Share (or $2.80 per ADS) nor less than $5/12 per Share (or $2.50 per ADS), net to the seller in cash, less any applicable withholding taxes and, in the case of ADSs, less a cancellation fee of $0.05 per ADS accepted for purchase in the Offer that will be paid to JPMorgan Chase Bank, N.A., the Company’s ADS Depositary, and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed on Schedule TO dated August 20, 2014 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

All information in the Offer, as previously filed as exhibits to the Schedule TO, is expressly incorporated herein by reference in response to Items 1 through 11 of this Tender Offer Statement on Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

(1) The first full sentence in the second paragraph under the heading “What is the maximum aggregate purchase price for the securities that the Company intends to pay in the Offer?”, on page 2 of the Offer to Purchase, is hereby amended and restated to read as follows:

“We expressly reserve the right, in our sole discretion, to change the price ranges to be paid for securities and to increase or decrease the total number of securities sought in the Offer thereby increasing or decreasing the aggregate purchase price, subject to applicable law.”

(2) The second last full sentence in the paragraph under the heading “Once I have tendered securities in the Offer, may I withdraw my tendered securities?”, on page 4 of the Offer to Purchase, is hereby amended and restated to read as follows:

“If we have not accepted for payment the securities you have tendered to us, you may also withdraw your securities beginning at 12:01 A.M., Eastern Daylight Savings Time, on Friday, October 17, 2014.”

(3) The last bullet point under the heading “1. Size of Offer; Purchase Price; Proration”, on page 12 of the Offer to Purchase, is hereby amended and restated to read as follows:

“the Offer is scheduled to expire at any time earlier than the expiration of a period ending at midnight, Eastern Daylight Savings Time, on the tenth business day (as defined below) from, and including, the date that notice of any such increase or decrease is first published, sent or given in a manner specified in Section 15, then the Offer will be extended until the expiration of such period of ten business days.”

(4) The seventh sentence of the last paragraph under the heading “2. Purpose of the Offer; Certain Effects of the Offer”, on page 16 of the Offer to Purchase, is hereby deleted.

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(5) The first paragraph under the heading “4. Withdrawal Rights”, on page 20 of the Offer to Purchase, is hereby amended and restated to read as follows:

“Except as otherwise provided in this Section 4, tenders of securities pursuant to the Offer are irrevocable. Securities tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless we have accepted tendered securities for payment under the Offer, may also be withdrawn beginning at 12:01 A.M., Eastern Daylight Savings Time, on Friday, October 17, 2014.”

(6) The following paragraphs are hereby added after the second paragraph under the heading “10. Certain Information Concerning Us – Incorporation by Reference,” on page 25 of the Offer to Purchase:

“Over the past few years, our business has expanded from the portal media player (PMPs) market to the rapidly growing tablet market. Today, the tablet business accounts for a significant portion of our total revenues. To maintain or increase our market share, in addition to utilizing our internal research and development resources, we are undertaking a number of initiatives, including

•	streamlining our corporate structure both in terms of reporting lines and re-designated several sales and research entities under our principal operating entity, Actions (Zhuhai) Technology Co., Limited (“Actions Technology”);

•	evaluating strategic alliances to expand our sales channels; and

•	licensing our technologies to more developers in order to foster the continuing adoption of our integrated system-on-a-chip (SoC) solution platform.

“While we are not entertaining a horizontal merger with a direct competitor at this time, our management has been tasked to seek potential strategic alliance partners along the supply chain that will help us expand our sales channels, enhance our technology base and create a larger ecosystem around our platform. We also formally established a special committee, comprising solely of independent directors, to monitor and evaluate such options and proposals. Our new group structure that better reflects the purposes and functions of each subsidiary can also facilitate the formation of strategic alliances in the future.”

“We may explore other options to accomplish our strategic goals and maximize shareholder value, possibly increasing the valuation of our ADSs listed in the United States. For example, we are evaluating the advisability of an additional listing of the Shares on an Asian stock exchange or the listing of the shares of one of our subsidiaries, such as Actions Technology, on an Asian stock exchange. In addition, as part of this effort, our compensation committee has approved the establishment of an option plan based on which we will award the shares of Actions Technology to our employees, and we may award those employees up to 15% of the equity of Actions Technology over the next five years.”

(7) The penultimate paragraph under the heading “10. Certain Information Concerning Us – Incorporation by Reference,” on page 26 of the Offer to Purchase is hereby deleted in its entirety.

(8) The third sentence of the second paragraph under the heading “2. Requirements of Tender”, on page 15 of the Letter of Transmittal, is hereby amended and restated to read as follows:

“Securities that have not previously been accepted by the Company for payment may be withdrawn beginning at 12:01A.M., Eastern Daylight Savings Time, on Friday, October 17, 2014.”

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Item 12.  Exhibits.

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
a(1)(i)	Offer to Purchase, dated August 20, 2014	Schedule TO-I	a(1)(i)	8/20/14
a(1)(ii)	Letter of Transmittal (including IRS Forms W-9 and W-8BEN and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)	Schedule TO-I	a(1)(ii)	8/20/14
a(1)(iii)	Notice of Guaranteed Delivery	Schedule TO-I	a(1)(iii)	8/20/14
a(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees	Schedule TO-I	a(1)(iv)	8/20/14
a(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees	Schedule TO-I	a(1)(v)	8/20/14
a(5)(i)	Summary Advertisement, dated August 20, 2014.	Schedule TO-I	a(5)(i)	8/20/14
a(5)(ii)	Press Release, dated August 15, 2014.	Schedule TO-C	99.1	8/15/14
a(5)(iii)	Conference Call Script Excerpt, dated August 15, 2014.	Schedule TO-C	99.2	8/15/14
(b)	None.	—	—	—
d(1)	2007 Equity Performance and Incentive Plan.	S-8	4.5	7/24/2008
d(2)	Amended and Restated 2007 Equity Performance and Incentive Plan.	20-F	4.1	4/30/2010
d(3)	Second Amended and Restated 2007 Equity Performance and Incentive Plan.	S-8	4.5	6/09/2011
d(4)	Third Amended and Restated 2007 Equity Performance and Incentive Plan.	20-F	4.1	12/25/13
d(5)	Form of Restricted Share Unit Agreement.	Schedule TO-I	d(5)	8/20/14
d(6)	Form of Stock Option Agreement.	Schedule TO-I	d(6)	8/20/14
d(7)	Amended and Restated Deposit Agreement among the Company, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder.	F-6	99.(A)	1/15/14
(g)	None.	—	—	—
(h)	None.	—	—	—

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTIONS SEMICONDUCTOR CO., LTD

/s/ NIGEL LIU
Name: Nigel Liu
Title: Chief Financial Officer

Date: September 4, 2014

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Index to Exhibits

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
a(1)(i)	Offer to Purchase, dated August 20, 2014	Schedule TO-I	a(1)(i)	8/20/14
a(1)(ii)	Letter of Transmittal (including IRS Forms W-9 and W-8BEN and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)	Schedule TO-I	a(1)(ii)	8/20/14
a(1)(iii)	Notice of Guaranteed Delivery	Schedule TO-I	a(1)(iii)	8/20/14
a(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees	Schedule TO-I	a(1)(iv)	8/20/14
a(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees	Schedule TO-I	a(1)(v)	8/20/14
a(5)(i)	Summary Advertisement, dated August 20, 2014.	Schedule TO-I	a(5)(i)	8/20/14
a(5)(ii)	Press Release, dated August 15, 2014.	Schedule TO-C	99.1	8/15/14
a(5)(iii)	Conference Call Script Excerpt, dated August 15, 2014.	Schedule TO-C	99.2	8/15/14
(b)	None.	—	—	—
d(1)	2007 Equity Performance and Incentive Plan.	S-8	4.5	7/24/2008
d(2)	Amended and Restated 2007 Equity Performance and Incentive Plan.	20-F	4.1	4/30/2010
d(3)	Second Amended and Restated 2007 Equity Performance and Incentive Plan.	S-8	4.5	6/09/2011
d(4)	Third Amended and Restated 2007 Equity Performance and Incentive Plan.	20-F	4.1	12/25/13
d(5)	Form of Restricted Share Unit Agreement.	Schedule TO-I	d(5)	8/20/14
d(6)	Form of Stock Option Agreement.	Schedule TO-I	d(6)	8/20/14
d(7)	Amended and Restated Deposit Agreement among the Company, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder.	F-6	99.(A)	1/15/14
(g)	None.	—	—	—
(h)	None.	—	—	—

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